UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 2, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Senior Mortgage Loan – Vermont NH Property, LLC

On December 2, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $6,400,000, (the “Vermont NH Property Senior Loan”). The borrower, Vermont NH Property, LLC (“Vermont NH”), used the loan proceeds to acquire approximately 28,000 square feet of land located at 1141 N Vermont Ave and 1140-1150 N New Hampshire Ave, Los Angeles, CA 90029 (together, the “N Vermont Property”). The N Vermont Property is composed of four parcels which are currently improved with a medical office and two multifamily properties. Vermont NH intends to obtain entitlements and permits to build approximately 126 apartment units on the site.

Vermont NH is managed by the principals of Mainspring Equities (the “Vermont NH Sponsors”). The Vermont NH Sponsors have acquired, entitled, renovated or constructed approximately 50 projects totaling roughly 30,000 units and valued in excess of $2 billion.

On the closing date of the Vermont NH Property Senior Loan, Vermont NH was capitalized with approximately $2,846,000 of equity capital from the Vermont NH Sponsors.

The Vermont NH Property Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the maturity date, December 2, 2021 (the “Vermont NH Property Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the Vermont NH Property Senior Loan amount, paid directly by Vermont NH.

Vermont NH has the ability to extend the Vermont NH Property Maturity Date for two, six-month periods. To exercise either extension option, all interest must be paid and Vermont NH will be required to pay an extension fee of 1.0% of the funding provided for each extension. During the first and second extension periods, the interest rate will increase to 10.9% and 11.9%, respectively.

The Vermont NH Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the Vermont NH Property Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 80%. The LTPP ratio is the amount of the Vermont NH Property Senior Loan divided by the N Vermont Property purchase price. As of its closing date, the Vermont NH Property Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 80%. The LTV ratio is the amount of the Vermont NH Property Senior Loan divided by the third-party appraised value of the N Vermont Property as of October 2019. There can be no assurance that such value is correct.

The N Vermont Property is located in the East Hollywood neighborhood of Los Angeles, CA.  East Hollywood contains points of interest such as Thai Town and Little Armenia, Barnsdall Park, and four subway stops.   Other trendy neighborhoods such as Silver Lake and Los Feliz are easily accessible from the N Vermont Property.

As the Vermont NH Property Senior Loan was purchased from Fundrise Lending, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 30, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     December 6, 2019